SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For July 2007

Commission File Number 0-28800

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of July 2007, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated July 20, 2007, entitled "NOTICE TO HOLDERS OF AMERICAN DEPOSITARY SHARES ("ADSS"), EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS ("ADRS"), REGARDING A CHANGE IN THE ADS RATIO AND A CONSOLIDATION OF THE ADRS".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: July 20, 2007

By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE trading symbol: DRD

ISIN Code: ZAE 000058723

Nasdaq trading symbol: DROOY

("DRDGOLD" or "the company")

Notice to holders of American Depositary Shares ("ADSs"), evidenced by American Depositary Receipts ("ADRs"), regarding a change in the ADS ratio and a consolidation of the ADRs.

Shareholders are referred to the announcement released on SENS on 30 January 2007 in terms of which the company advised that it had received a Nasdaq Staff Deficiency letter dated 22 January 2007 indicating that the company failed to comply with the US$1.00 per share Minimum Bid Price Requirement ("the MBPR") on the Nasdaq Capital Market ("Nasdaq") for continued listing set forth in Marketplace Rule 4320(e)(2)(E)(ii) ("the Rule") In accordance with the Rule, the company was provided with 180 calendar days, or until 23 July 2007, to regain compliance.

As the company's ADSs have been consistently trading on Nasdaq at a price below the MBPR, DRDGOLD will be changing its current ADS ratio from one (1) ADS for one (1) ordinary share to one (1) ADS for ten (10) ordinary shares. The company has therefore decided to effect a 1:10 reverse stock split (i.e. a 10:1 consolidation) of its ADRs. With effect from the commencement of business on 23 July 2007, DRDGOLD ADS holders are required on a mandatory basis to surrender their ADRs for cancellation in order to exchange their "Old" ADSs (CUSIP #: 26152H 10 3) for the "New" ADSs (CUSIP #: 26152H 30 1). ADR holders will receive one (1) "New" ADS for every ten (10) "Old" ADSs surrendered for cancellation. Only whole ADSs will be distributed.

The following trading particulars will apply:

	OLD	NEW
CUSIP#:	26152H 10 3	26152H 30 1
Ticker Symbol:	DROOY	DROOD (for 20 trading days)*
Ratio:	1 ADS: 1 ordinary share	1 ADS: 10 ordinary shares

after 20 trading days, the ticker symbol reverts back to the original ticker, DROOY

Holders of ADSs in the Global Buy Direct Plan need not complete the Letter of Transmittal, as these ADSs will automatically be redeemed and forwarded to the holders.

Holders of ADSs that require additional clarification should contact the Bank of New York's Investor Relations Department at 1-888-BNY-ADRS.

DRDGOLD shareholders holding ordinary shares and trading on the JSE Limited are not affected in any way by this change to the company's ADSs and ADRs.

Randburg
20 July 2007

Sponsor
BDO QuestCo (Pty) Limited